August 13, 2015

VIA EDGAR

Jennifer Monick

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Newcastle Investment Corp.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 2, 2015
File No. 001-31458

Dear Ms. Monick,

On behalf of Newcastle Investment Corp. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated July 28, 2015 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-31458) filed on March 2, 2015 (the “2014 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2014 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Income, Net, page 58

1.	Please provide to us additional details of the nature of the restructuring of certain properties related to the Golf business that resulted in a $7.2 million gain, and tell us the accounting guidance upon you which you relied.

Response

We respectfully advise the Staff that the $7.2 million gain is primarily related to the write-off of unfavorable leasehold interest intangible liabilities as a result of restructuring lease agreements for two properties in the Golf business which we acquired in 2013. We also terminated lease agreements of five properties in the Golf business in 2014, which contributed a net gain of less than $0.1 million.

In connection with the accounting for our acquisition of the Golf business, we recognized unfavorable leasehold interest intangibles on the consolidated balance sheet as of the date the Golf business was acquired in accordance with ASC 805-20-25-4 and ASC 805-20-25-12. This was appropriate as we assumed certain lease agreements with unfavorable leasehold interests, in which contracted rent payments were unfavorable relative to market rents at the date of the acquisition.

Subsequent to the acquisition, we initiated negotiations with course owners to restructure or terminate certain lease agreements with unfavorable terms. In the third and fourth quarters of 2014, we negotiated and amended two assumed lease agreements with net unfavorable leasehold interest intangible liabilities of $2.0 million and $5.2 million, respectively, to current market rates with substantially different terms and payment requirements. As a result of these amendments and the substantially different terms that the Company was able to secure, including pricing more representative of prevailing market rates, we concluded that the unfavorable terms under the previous lease agreements relative to market rates no longer existed, and that the write-off of the unfavorable leasehold interest intangible liabilities was appropriate in accordance with ASC 350-30-35-14. Consequently, we reported $5.2 million under “Other income, net” in the consolidated statement of income in the 2014 Form 10-K.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

Liquidity and Capital Resources, page 61

2.	We note that you paid dividends of $145.3 million and had net cash provided by operating activities of $40.4 million during the year ended December 31, 2014. In future periodic filings, please discuss the source(s) of these distributions within your Management´s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide an example of your proposed disclosure.

Response

We respectfully advise the Staff that the Company’s dividend distributions are not exclusively impacted by net cash provided by operating activities. As a Real Estate Investment Trust (“REIT”), we are required, among other things, to distribute at least 90% of our annual taxable income to our shareholders. We have disclosed in the past and will continue to disclose differences between GAAP and taxable calculations, and the impact of timing differences between the receipt of cash and the recognition of taxable income, including in Risk Factors in the 2014 Form 10-K.

The Company’s business model focuses on opportunistic investments in a wide range of real estate related debt and golf related real estate and operations, and, as a result, the sources of our dividends are, taken together, all cash inflows that represent our return on our portfolio of investments in real estate debt and golf related real estate and operations, which are reflected in our net cash provided by operating activities, net cash provided by investing activities and available cash equivalents. Our Board does not specifically match each use of funds with a particular source, but rather assesses all known or anticipated sources as a group when considering a dividend distribution.

In fiscal year 2014, the Company paid dividends of $145.3 million and had net cash provided by operating activities of $40.4 million, net cash provided by investing activities of $319.9 million and cash and cash equivalents of continuing operations of $42.1 million as of January 1, 2014. Thus far in fiscal year 2015, we have paid dividends of $15.9 million. For the six months ended June 30, 2015, the Company had net cash used in operating activities of $14.6 million and net cash provided by investing activities of $157.3 million, and cash and cash equivalents of $73.7 million as of December 31, 2014.

We respectfully acknowledge the Staff’s comment and have revised our disclosures to include the following language in our Form 10-Q for the quarter ended June 30, 2015, and will include similar disclosures in future periodic filings:

The sources of our distributions are net cash provided by operating activities, net cash provided by investing activities and cash equivalents as they represent the return on our portfolio of investments in real estate debt and golf related real estate and operations. The Company has paid dividends of $15.9 million thus far in fiscal year 2015. For the six months ended June 30, 2015, the Company reported net cash used in operating activities of $14.6 million and net cash provided by investing activities of $157.3 million, and cash and cash equivalents of $73.7 million as of December 31, 2014. The timing and amount of distributions are in the sole discretion of our board of directors, which considers our earnings, financial performance and condition, liquidity, debt service obligations and applicable debt covenants, contractual restrictions, REIT qualification requirements and other tax considerations, as well as capital expenditure requirements, business prospects and other factors that our board of directors may deem relevant from time to time. See “Risk Factors—Risks Related to Our REIT Status and the 1940 Act” for more information.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

Repurchase Agreements, page 63

3.	With respect to your repurchase agreements, we note your presentation of the balance at end of period, the average daily amount outstanding and the maximum amount outstanding during the three months and year ended December 31, 2014. In future annual filings, please expand your disclosure to present this information for any quarterly periods within the most recent three years for which you have any repurchase agreement activity. In addition, your revised disclosure should also provide explanations for the significant variances among these amounts.

Response

We respectfully acknowledge the Staff’s comment and will expand our repurchase agreement disclosures in future annual filings to include the quarterly average daily amount outstanding and the maximum amount outstanding of repurchase agreements comparatively over each of the most recent three fiscal years. In addition, we will provide explanations for any significant variances among these amounts. Set forth below is an example of our proposed expanded disclosure, for 2014:

The following table summarizes the quarterly average daily amount outstanding and the maximum amount outstanding of repurchase agreements comparatively over each of the most recent three years as of December 31, 2014:

	Avg Daily Amount Outstanding	Maximum Amount Outstanding	Avg Daily Amount Outstanding	Maximum Amount Outstanding	Avg Daily Amount Outstanding	Maximum Amount Outstanding	Avg Daily Amount Outstanding	Maximum Amount Outstanding
	For the Three Months Ended
	March 31, 2012		June 30, 2012		September 30, 2012		December 31, 2012
FNMA/FHLMC	$228,708	$231,345	$259,472	$319,431	$459,495	$541,996	$637,434	$778,914
CDO Securities	$8,374	$8,728	$7,493	$7,525	$7,283	$7,384	$6,569	$7,118
Non-Agency RMBS	—	—	—	—	$52,058	$60,575	$71,866	$150,922

	For the Three Months Ended
	March 31, 2013		June 30, 2013		September 30, 2013		December 31, 2013
FNMA/FHLMC	$896,063	$1,330,432	$801,520	$1,351,728	$350,792	$378,624	$489,862	$547,366
CDO Securities	—	—	—	—	$3,272	$15,050	$15,054	$15,094
Non-Agency RMBS	$154,549	$158,029	$133,178	$302,033	—	—	—	—
Linked transaction	—	—	$3,954	$59,968	$59,968	$59,968	$60,064	$60,646
Residential Mortgage Loans	—	—	—	—	—	—	$13,359	$25,119

	For the Three Months Ended
	March 31, 2014		June 30, 2014		September 30, 2014		December 31, 2014
FNMA/FHLMC	$129,137	$516,134	—	—	—	—	$204,340	$385,282
CDO Securities	$44,325	$49,500	$52,380	$79,712	$71,701	$91,752	$63,265	$63,804
Linked transaction	$58,385	$60,646	$36,046	$58,563	—	—	—	—
Residential Mortgage Loans	$25,154	$25,363	$23,613	$25,363	$250	$22,965	—	—

During 2012, we purchased $626.3 million face amount of FNMA/FHLMC securities for approximately $663.3 million, which were financed with $628.9 million of repurchase agreements. We also purchased $456.0 million face amount of non-Agency RMBS for approximately $288.4 million, which were financed with $149.4 million of repurchase agreements.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

In connection with the spin-off of New Residential in May 2013, $1.0 billion of repurchase agreements financing FNMA/FHLMC securities and $301.4 million of repurchase agreements financing non-Agency RMBS were transferred to New Residential. In June 2013, we purchased $116.8 million face amount of securities which were collateralized by certain repackaged Newcastle CDO VIII notes, and financed with $60.0 million of repurchase agreements. We accounted for this transaction as a linked transaction as we purchased and financed this transaction with the same counterparty contemporaneously. In November 2013, we financed a portfolio of residential mortgage loans with $25.1 million of repurchase agreements, which were previously unencumbered on Newcastle’s balance sheet. In September 2013, we financed previously repurchased CDO debt with $15.1 million of repurchase agreements.

In January 2014, we sold $503.0 million face amount of the FNMA/FHLMC securities for total proceeds of $532.2 million and repaid $516.1 million of repurchase agreements. We also financed additional repurchased CDO debt with $30.8 million of repurchase agreements. In June 2014, we repaid $60.0 million of repurchase agreements associated with our linked transaction as the underlying assets were paid off. Additionally, in June 2014 we financed previously repurchased CDO debt with $26.3 million of repurchase agreements. In July 2014, we sold $37.4 million face amount of residential mortgage loans for total proceeds of $34.7 million and repaid $23.0 million of repurchase agreements associated with these loans.

Core Earnings, page 76

4.	Please tell us and revise future periodic filings to clarify how the components of “Impairment (reversal), other (income) loss and other adjustments from discontinued operations” presented on page 77 are reflected in your disclosure of discontinued operations on page 107.

Response

We respectfully advise the Staff that the components of Impairment (reversal), other (income) loss and other adjustments from discontinued operations are detailed in the table below:

	Year Ended December 31,
	2014	2013	2012
Depreciation and Amortization	$90,627	$30,969	$6,975
Depreciation and amortization non-controlling interest	(708)	2,121	0
Other income (loss)	(1,444)	(6,464)	(17,339)
Acquisition and spin-off related expenses	15,751	13,348	4,625

Impairment (reversal), other (income) loss and other adjustments from discontinued operations	$104,226	$39,974	$(5,739)

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

We respectfully acknowledge the Staff’s comment, and have revised our disclosures in our Form 10-Q for the quarter ended June 30, 2015 to add a footnote to the Core Earnings table detailing the components of this line item, and will include similar disclosures in future periodic filings (see underlined text for revisions to page 77):

Set forth below is a reconciliation of core earnings to the most directly comparable GAAP financial measure (in thousands).

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income available for common stockholders	$17,019	$30,532	$14,927	$34,055
Add (Deduct):
Impairment (reversal)	13,679	1,526	14,084	2,772
Other (income) loss(A)	(29,044)	(39,510)	(29,231)	(55,357)
Impairment (reversal), other (income) loss and other adjustments from discontinued operations(B)	(317)	26,634	(306)	60,758
Depreciation and amortization(C)	9,837	8,952	19,309	17,757
Acquisition, restructuring and spin-off related expenses	333	1,115	371	2,277
Core earnings	$11,507	$29,249	$19,154	$62,262

(A)	Net of $1.9 million of deal expenses relating to the sale of the manufactured housing portfolio which were recorded to general and administrative expense under GAAP during 2014.

(B)	Includes gain on settlement of investments of $0.3 million and $0.3 million and depreciation and amortization of $0 and less than $0.1 million for the three and six months ended June 30, 2015, respectively. Includes depreciation and amortization of $23.2 million and $50.7 million (gross of $0 and $0.7 million related to non-controlling interests), acquisition and spin-off related expenses of $3.4 million and $10.7 million, and other loss of less than $0.1 million and less than $0.1 million for the three and six months ended June 30, 2014, respectively.

(C)	Including accretion of membership deposit liability of $1.5 million and $2.9 million and amortization of favorable and unfavorable leasehold intangibles of $1.2 million and $2.5 million in the three and six months ended June 30, 2015, respectively. Including accretion of membership deposit liability of $1.4 million and $3.1 million and amortization of favorable and unfavorable leasehold intangibles of $1.2 million and $2.5 million in the three and six months ended June 30, 2014, respectively. The accretion of membership deposit liability was recorded to interest expense and the amortization of favorable and unfavorable leasehold intangibles was recorded to operating expenses - golf.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

We have also revised our disclosures in our Form 10-Q for the quarter ended June 30, 2015 to add a footnote to the discontinued operations disclosure detailing the portion of general and administrative expense that is related to acquisition and spin-off related expenses, and will include similar disclosures in future periodic filings (see underlined text for revisions to page 107):

Results from discontinued operations were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest income	$—	$—	$—	$—
Interest expense	—	13,592	—	29,389
Net interest income (loss)	—	(13,592)	—	(29,389)

Media income	—	—	—	68,213
Rental income	50	54,595	549	107,485
Care and ancillary income	—	5,666	—	11,127
Gain on settlement of investments	318	—	318	—
Other income (loss)	—	(22)	—	(22)
Total media, rental and other income	368	60,239	867	186,803

Media operating expenses	—	—	—	65,826
Property operating expenses	(157)	26,459	187	52,419
General and administrative expenses (A)	1	4,911	30	12,463
Depreciation and amortization	—	23,245	11	50,733
Income tax (benefit) expense	—	536	—	(224)
Total expenses	(156)	55,151	228	181,217

Income (loss) from discontinued operations	$524	$(8,504)	$639	$(23,803)

Net income attributable to noncontrolling interests	$—	$—	$—	$522

(A)	Includes acquisition and spin-off related expenses of $3.4 million and $10.7 million for the three and six months ended June 30, 2014.

Depreciation and amortization and other (income) loss are reflected in the disclosure for discontinued operations. The acquisition and spin-off related expenses are included as a portion of general and administrative expense in the disclosure of discontinued operations.

Note 2 Summary of Significant Accounting Policies

Golf Revenues, page 94

5.	Please refer also to your disclosure on page 103 relating to Membership Deposit Liabilities and Deferred Revenue. Please tell us the guidance upon which you relied for your accounting treatment of refundable initiation fees including your consideration of SAB Topic 13. Tell us the amount of revenues recognized under this accounting policy.

Response

We respectfully advise the Staff that private country club members generally pay an initiation fee upon their acceptance as a member to one of our country clubs. A member is contractually entitled to an unconditional refund of such initial member’s non-interest bearing initiation fee deposit (the refund obligation) 30 years from the effective date of the membership, and at no point before 30 years.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

The refund obligation component (the “Membership Deposit Liability”) of the refundable initiation fee deposit from our private country club members is determined at the date of a member’s payment of initiation fee deposits and is calculated as the present value of the refund obligation contractually due in 30 years, utilizing a market discount rate in accordance with ASC 835. It is important to note that the initiation fee deposits bear no interest, therefore requiring that the discount rate be applied over the 30 year contractual period as the terms of the refundable fees are not at market. No revenue is ever recognized on the Membership Deposit Liability. The initiation fee deposits received less the present value of the Membership Deposit Liability are recorded as deferred revenue. We believe that this amount represents the consideration paid by our members at contract inception for the right to access ongoing benefits during the membership, as long as each member continues to pay annual dues. As such, deferred revenue is recognized on a straight-line basis over the expected life of an active membership.

In recognizing deferred revenue, we considered SAB Topic 13.A.4.a, which provides for the recognition of refundable initiation fee deposits, net of estimated refunds (equal to the Membership Deposit Liability in this case), as unearned revenue to be recognized over the expected life of an active membership. SAB Topic 13.A.4.a further indicates that refunds need to be reliable estimates, made on a timely basis. At the inception of a member’s initial membership and throughout the contract period, the amount of the refund at the end of the 30 year period is (i) fixed and determinable, (ii) only paid at its original amount and bears no interest and (iii) is only refundable upon the 30th anniversary of the membership effective date.

Pursuant to our Significant Accounting Policies disclosed on page 94 in the 2014 10-K, we recognized approximately $502,000 of revenue during fiscal year 2014, or approximately 0.2% of total revenues.

6.	Please tell us how you estimate the present value of the refund obligation and the expected life of the active membership. Also, explain to us your basis for using a different amortization period for the refund obligation and the deferred revenue.

Response

As indicated in our response to the Staff’s comment number 5, the present value of the refund obligation of the initiation fee deposit is recorded as a Membership Deposit Liability in the consolidated balance sheet. This liability is calculated as the present value of the refund obligation contractually due in 30 years utilizing a market discount rate in accordance with ASC 835. The initiation fee deposits bear no interest, therefore requiring that the discount rate be applied over the 30 year contractual period. As such, this liability accretes over 30 years when the refund obligation is contractually due using the effective interest method, and the accretion is recorded as interest expense in the consolidated statements of income.

As stated in our response to comment number 5, the initiation fee deposits received less the Membership Deposit Liability represent the consideration paid by members at contract inception for the right to access ongoing benefits during the membership, for as long as members continue to pay annual dues. Such difference is recorded as deferred revenue and is recognized as revenue over the expected life of an active membership. As there is no contractual membership period stipulated in the private club membership arrangement, revenue related to the initiation fee deposits is recognized over the expected term of active membership pursuant to SAB Topic 13.A.3.f.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

Accordingly, deferred revenue related to the initiation fee deposits is recognized on a straight-line basis over the expected life of an active membership, which is calculated annually, using historical enrollment and attrition data. During fiscal year 2014, we performed our annual assessment of the estimated expected life of each of our private club memberships, and determined that our estimated expected life of a private club membership is approximately seven years.

We determined the expected life of an active membership by calculating a historical average of enrollment and attrition rates. Based on our history of operating country clubs, we believe that considering membership types is an important factor in estimating the expected life of a member, as attrition rates vary depending on the type of membership. Therefore, we analyze attrition rates on a disaggregated basis to consider various types of membership (e.g., social membership with no golf privileges as compared to full golf memberships). Depending on membership type, our historical experience is that the expected lives of various private club memberships ranged from six to seven years for 2012, 2013 and 2014. Based on our historical and periodic analysis, the Company has observed that average expected lives of private club memberships have been consistent over the years presented in the 2014 10-K.

Further, we have performed various sensitivity analyses and believe it is unlikely that changes in our expected life of an active membership would have a material impact on our financial statements. We have calculated the impact of the change in our estimated average membership lives and determined that the impact to revenue for a one year increase or decrease would be approximately $0.1 million, or less than 0.1% of total revenues for fiscal year 2014.

Because the accretion of the Membership Deposit Liability follows the specific terms of the membership agreement pursuant to ASC 835, which contractually sets the right to refund 30 years after inception, while deferred revenue related to initiation fee deposits are recognized over the expected term of active memberships pursuant to SAB Topic 13, the Company has concluded that the accretion period for Membership Deposit Liability and the amortization period for deferred revenue related to initiation fee deposits are appropriately distinct in nature and different in length, and applies a different basis for interest and revenue recognition.

We have revised our disclosures in our Form 10-Q for the quarter ended June 30, 2015, and will include similar disclosures in future periodic filings (see underlined text for revisions to page 55):

Private country club members generally pay an advance initiation fee deposit upon their acceptance as a member to the country club. Initiation fee deposits are generally refundable, without interest, 30 years after the date of acceptance as a member. The difference between the initiation fee deposit paid by the member and the present value of the refund obligation is deferred and recognized into revenue in the consolidated statements of operations on a straight-line basis over the expected life of an active membership, which is estimated to be seven years.

The present value of the refund obligation is recorded as a membership deposit liability in the consolidated balance sheet and accretes over a 30-year nonrefundable term using the effective interest method. This accretion is recorded as interest expense in the consolidated statements of operations.

Repurchase Agreements, page 103

7.	We note that you disclose that securities sold under repurchase agreements will be treated as collateralized financing transactions, unless they meet sale treatment. Please tell us whether any of those agreements were accounted for as sales for accounting purposes in your financial statements. If so, please:

a.	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

b.	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

c.	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

d.	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

e.	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

f.	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

g.	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

h.	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response

We respectfully advise the Staff that no securities sold under repurchase agreements have been accounted for as sales for accounting purposes in our consolidated financial statements.

As indicated under ASC 860-10-40-5(c)(1), the transferor is presumed to maintain effective control over the transferred financial asset if there is an agreement that both entitles and obligates the transferor to repurchase it before its maturity. Repurchase agreements are examples of typical arrangements containing such provisions. Therefore, we maintain effective control over the transferred securities in the transaction which results in a collateralized financing accounting treatment.

We have revised our disclosures to include the following language in our Form 10-Q for the quarter ended June 30, 2015, and will include similar disclosures in future periodic filings:

Securities sold under repurchase agreements are treated as collateralized financing transactions.

Note 6. Real Estate Related and Other Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 116

8.	We note your disclosure on page 117 that the sale of your manufactured housing portfolio through a securitization was treated as a sale for accounting purposes. Please tell us how this transaction met all of the criteria of ASC 860-10-40-5 to be accounted for as sale.

Response

In connection with the securitization transaction of our manufactured housing portfolio, we performed an accounting analysis to determine whether the transfer of loans to trust would meet the conditions for sale accounting pursuant to ASC 860.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

Pursuant to ASC 860-10-40-5, a transfer of an entire group of financial assets in which the transferor surrenders control over those financial assets shall be accounted for as a sale if all of the following conditions are met: (i) legal isolation of the transferred financial assets; (ii) transferee has the right to pledge or exchange the transferred financial assets; and (iii) the transferor does not maintain effective control over the transferred financial assets.

In our manufactured housing portfolio transaction, through a two-step securitization, we sold, transferred, assigned, and conveyed all of our rights, titles and interests in and to the loans to the trusts without recourse and with only standard representations and warranties as a seller of loans. As a result, we concluded that we achieved the conditions for sale accounting and derecognition of the transferred financial assets for this securitization.

The determination of whether the transferred financial assets have been isolated from the transferor is a legal determination rather than an accounting determination. We obtained and relied on true sale and non-consolidation legal opinions from nationally recognized external legal counsel to provide reasonable assurance that the transfer of financial assets is a true sale at law to a bankruptcy remote entity that would not be consolidated.

The transferee must have the right to pledge or exchange the transferred financial assets in order to obtain the benefits of ownership (i.e., the cash inflows) of the asset, and having the right to the economic benefits of such financial assets is considered to be indicative of control over the financial asset. We confirmed that as transferees, the securitization note-holders are not restricted or constrained from pledging or exchanging the transferred financial assets, with the only exception being Rule 144A of the Securities Act of 1933, which does not preclude sale accounting per ASC 860-10-40-18.

Determining whether the transferor maintains effective control over the transferred financial assets depends on if there is any continuing involvement by the transferor and whether the transferor has the ability to reclaim such transferred financial assets. We did not hold any direct or indirect legal beneficial ownership interest in the loans. In addition, the agreements governing the sale of financial assets did not contain terms with respect to transferor repurchase obligations, transferee put options or any other conditions whereby we could reclaim the transferred financial assets.

Based on the above analysis, we determined that we surrendered control over the transferred financial assets, and met all the conditions in ASC 860-10-40-5 to be accounted for as a sale.

Note 10. Fair Value of Financial Instruments

Recurring Fair Value Measurements – Real Estate Securities and Derivatives, page 130

9.	We note that you use the label “Market Quotations” for both Level 2 and Level 3 hierarchy. Please tell us, and disclosed in future filings, the difference between these inputs as used in each hierarchy, and reconcile with your disclosure on page 51-52 that broker and pricing service quotations that you receive are generally classified as Level 3 inputs.

Response

We respectfully inform the Staff that we categorize broker and pricing service quotations received for real estate securities issued by government agencies, including the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) and plain vanilla derivative instruments, including interest rate swaps based on LIBOR swap rate and to-be-announced securities (TBA) as level 2 inputs. Quotations received for all other real estate securities and derivative instruments are level 3 inputs.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

Pursuant to ASC 820, the fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly (such as prices of similar asset or liability), or indirectly. Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

Government agency securities as well as plain vanilla derivative instruments transact in active and liquid market which provides broker and pricing service with large volumes of pricing data (i.e., market observable inputs) on similar securities. Therefore, we categorized such market quotations as level 2 inputs. Conversely, the market quotations of all other real estate securities are quoted prices in generally inactive and illiquid markets for identical or similar securities. These quotations are generally based on models prepared by the brokers, and are indicative of market transactions. Therefore, we categorized such market quotations as level 3 inputs.

In response to the Staff’s comment, in our Form 10-Q for the quarter ended June 30, 2015, we have added “Observable” and “Unobservable” to the “Market Quotations” columns for Levels 2 and 3, respectively, in the fair value table under Footnote 13 – Fair Value as of June 30, 2015, and will include similar disclosures in future filings. The table below illustrates the modifications to our tabular disclosure on fair value inputs.

Fair Value
Carrying Value	Level 2	Level 3	Total
	Market Quotations (Observable)	Market Quotations (Unobservable)	Internal Pricing Models

In addition, we have included in our Form 10-Q for the quarter ended June 30, 2015 the disclosure below, which refines our existing Level 2 and Level 3 disclosure (see underlined text for revisions to page 129):

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on observable market parameters, including

• quoted prices for similar assets or liabilities in active markets,

• inputs other than quoted prices that are observable for the asset or liability (such as interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads), and

• market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations determined using unobservable inputs that are supported by little or no market activity, and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using non-binding market quotations, pricing models, discounted cash flow methodologies, or similar techniques where significant inputs are unobservable, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

We also included the revised disclosure below in our Form 10-Q for the quarter ended June 30, 2015 (see underlined text for revisions to pages 51-52):

We generally classify non-binding broker and pricing service quotations we receive as level 3 inputs~~, except for certain liquid securities~~. Such quotations are quoted prices in generally inactive and illiquid markets for identical or similar securities. These quotations are generally received via email and contain disclaimers which state that they are “indicative” and “not actionable” - meaning that the party giving the quotation is not bound to actually purchase the security at the quoted price. These quotations are generally based on models prepared by brokers, and we have little visibility into the inputs they use. Based on quarterly procedures we have performed with respect to quotations received from such brokers, including comparison to the outputs generated from our internal pricing models and transactions we have completed with respect to these securities, as well as on our knowledge and experience of these markets, we have generally determined that these quotes represent a reasonable estimate of fair value. For the $631.5 million carrying value of securities valued using quotations as of December 31, 2014, a 100 basis point change in credit spreads would impact estimated fair value by approximately $24.0 million.

Pursuant to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
August 13, 2015

Please contact the undersigned at (212) 479-5279 should you require further information or have any questions.

Very truly yours,

/s/ Justine A. Cheng

Chief Financial Officer

cc:     Jorge L. Bonilla, Senior Staff Accountant, U.S. Securities and Exchange Commission